UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 21 February, 2013

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Sibanye Gold Limited
Business Address:
Libanon Business Park
1 Hospital Street, (Off Cedar Ave),
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

MEDIA RELEASE:

BEATRIX 4 SHAFT TO RESUME PRODUCTION

Westonaria, 21 February 2013: Sibanye Gold Limited (Sibanye Gold) (JSE, NYSE: SGL) wishes to inform all stakeholders, that partial production will resume at Beatrix 4 Shaft (previously the Oryx Mine), on Monday 25 February 2013.

Operations at Beatrix 4 Shaft were suspended by Sibanye Gold management on Wednesday 20 February 2013, following a fire which affected a meaningful part of Beatrix 4 Shaft. Beatrix management has isolated and plugged the affected area and carbon monoxide and carbon dioxide levels are declining at a rate which suggests that operations in the unaffected areas may resume as early as Monday.

The fire, affecting 2 700m^2 of the Zone 5 production area, while isolated, has not yet been extinguished and the area will remain contained until the fire is dormant and the full extent of the damage will then be assessed. Management estimates that 32kg (1 029oz) of production will be lost during the four day suspension of operations and approximately 61kg (1 961oz) will be lost from the affected area every month that production does not take place.

Beatrix 4 Shaft produces approximately 218kg (7 011oz) of gold per month or 24% of the total produced by the entire Beatrix Operations (approximately 898kg or 28 869oz per month), the affected area, comprises some 24% of production at Beatrix 4 shaft. The Beatrix 4 Shaft Section generated an Operating Loss of R93 million (a R155 million loss after capex) in 2012.

Further updates will be released when possible.

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

www.sibanyegold.co.za

Directors: Matthews S Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Jerry Vilikazi* Rick Menell* Keith Rayner*
Cain Farrel (Company Secretary) (*Non-Executive)

Reg No. 2002/031431/06   **Vat No.** 473 020 9410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 21, 2013

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer